Filed by The PNC Financial Services Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: United National Bancorp
                                                   Commission File No. 000-16931

         The following is the transcript from a presentation made by William S. Demchak, vice chairman and chief financial officer of The PNC Financial Services Group, Inc. (the "Corporation"), to investors at the Merrill Lynch Banking & Financial Services Investor Conference in New York, New York on November 18, 2003. Electronic slides and related material were previously filed on November 19, 2003 by the Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934:

         The presentation included forward-looking statements, which are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and the Corporation assumes no duty and does not undertake to update forward-looking statements. Actual results or future events could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. The Corporation's SEC reports, including its Current Report on Form 8-K filed on November 19, 2003, contain additional information about the risks and uncertainties and identify additional factors that could affect the results anticipated in forward-looking statements or from historical performance. Such SEC reports may be accessed on the SEC's website at www.sec.gov and on PNC's website at www.pnc.com.

         The presentation also included a discussion of non-GAAP financial measures, which is qualified by GAAP reconciliation information that is available on PNC's website under "For Investors".

         BILL DEMCHAK, PNC: Thank you, Rodrigo, and good afternoon. Before we get started I'd like to introduce Bill Callihan, who many of you know is our head of Investor Relations. Also, before we get going, I need to remind you that today's presentation will contain forward-looking information such as the stuff on this slide, as well as stuff at the back of the handout in various SEC disclosures. Can't get away without putting that up there, unfortunately.

         Today - over the coming weeks in several different venues, it's that time of year, you will hear from various others at PNC, Jim Rohr - about PNC's growth opportunities, client opportunities, what we're doing to grow the company in the future. And I'm not going to do that today, I'm going to do something a bit differently. What I want to talk about is interest rate risk management and I want to have an in-depth discussion about interest rate risk management at PNC. During the last several quarters, the industry - no surprise
- has experienced continued compression in net interest income, and it's clearly a topic that we all get lots of questions about. And those questions are questions that I can't answer currently in any detail, given the level of

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disclosure out there in the industry. I give you half answers, because if I answer fully I'm putting out stuff that isn't currently in our Q or wasn't in our Q.

         Further I'd suggest that at this point in the rate cycle it's a topic that is as crucial to earnings as anything that we face today. Now at PNC, net interest income is 35 to 40% of our total income stream, which is lower than most of our peers, so we're less susceptible to changes in rates and changes to that income line item than perhaps others. But nonetheless, even for us it's a $2 billion line item - it's a huge number and it's very important to us.

         From today's presentation I want you to take away three key messages about PNC. First, our goal is to manage interest rate risk in a way that maximizes value for shareholders over time. It sounds like a simple statement. What does that mean? We want to retain value through time not focus on margin in the near quarter. Second, we manage interest rate risk with a disciplined and comprehensive process. It isn't an interest rate bet, it's an interest rate risk management process and we use an integrated process with our business units. We use the world class modeling capabilities of BlackRock Solutions to run our balance sheet. And finally I believe that through improved disclosure - and we're going to start today with this - investors will be able to more effectively evaluate PNC's earning streams, not just in the near term but also in the long term. We want you to be able to see our positions and know what they are going to do through earnings - to earnings through time.

         In order to do that perhaps one of the most important things for you to know are the firm's portfolio and swap positions. And rest assured, I will get to that in some specificity. But before I do I want to take you through a discussion of how we model interest rate risk. I need to use some building blocks to get to the end of the story so it makes sense.

         And I guess let's start off this afternoon in the discussion by anticipating and answering the same question I get every time, which is what's your outlook for net interest income in 2004? So I'll get that out on the table to start. And as I said in our third quarter earnings call, third quarter net interest income was $7 million lower than first quarter, and we expected that trend to continue through 2004. I'm comparing first to third because the second quarter was an anomaly in that it actually rose due to some repricing of expensive CDs. So we had a $7 million two-quarter decline in the margin, we expect that trend to continue through 2004, absent - this is holding everything constant. The trend continues through 2004, absent any significant loan growth, a massive rise in interest rates beyond what the forward curve would suggest, or a choice to leverage the balance sheet through additional security purchases.

         Today when we run the base case model it indicates a decline in net interest income. That's what I've just said, but we're clearly evaluating strategies to mitigate this impact. Importantly, we're okay with that outcome. I'd much rather stay with a lower risk - risk-managed interest rate position than leveraging the balance sheet in order to show you income in the next two quarters.

         Frankly, if I was an analyst looking at next year and the bank told me that net interest income was going up, and I see banks saying that they expect their margins, their net interest

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income to go up next year - unless you are assuming that you have big loan demand increase, considering the recent rate environment, I don't see how they get there. There's only a couple of ways. The first way is if you had a large mortgage portfolio and it all prepaid on you, or you sold all your security gains or swap gains and effectively reset the margin. So you might have had a 5% margin, you sold everything that had a gain in it, and you dropped it down to 3 1/2. Well, if you dropped it down, then maybe you could climb from that. But if didn't take all your gains and if you weren't exposed to mortgages in the first place, it's real tough for me to come up with a way for someone to increase margin next year unless they are increasing risk, unless they are going out the interest rate curve, adding duration and adding interest rate risk to the value of the firm.

         Let's go through some basic issues in terms of sort of what you ought to ask. And by the way, we are going to answer all of these in some specificity for PNC at the end. A simple question is, is the value of the balance sheet exposed to rising or falling rates? What assumptions are made with respect to the lives, and the price behavior of the deposit base? And by the way, you don't have to agree with the assumptions, you just have to know what they are so you can compare one firm to another. What's the composition of the bond and swap portfolios? And in the bond portfolio what are the mortgage-related assets like? Thirty-year collateral behaves very differently in price terms and in margin terms to 3/1 hybrid ARMs, for example. I don't know how as investors you can analyze or form a view on the margin of a bank through time unless you have very specific answers to these questions.

          The simple issue for PNC and for all banks is how do you maximize value in a changing rate environment in a way that shareholders will give you credit? And you know, perhaps let's start with the things we know about interest rate risk and a bank. The first thing is that interest rate risk comes to us, we don't necessarily choose to take it. It shows up in the form of deposits, it shows up in the form of home equity loans we make, it shows up in the form of our residential mortgage portfolio. It's non-linear due to the embedded options. Our deposit pricing is sticky. At some point we can't lower rates any further to offset falling rates, at the same time if rates go up quickly, we can benefit because we can raise our deposit pricing a little bit slower than the free market.

          It's not at the cornerstone of a bank's ability to create value - at least I don't think it is. You shouldn't pay me for a bet that I can outperform the market's view on interest rates one day to the next. You know, even the best traders are right 51% of the time, so I wouldn't suggest it's value-creating to shareholders to make a bet over and over again that you can outperform the market's expectations of interest rates. We've seen that it can lead to significant volatility and reported results, and it can hit several different line items, from net interest income to security gains to trading gains and losses. And finally, the industry disclosures are weak and they lack transparency. We actually looked, and I'm sure you've done the same, at the 10-Q disclosures made by the top 15 banks regarding the economic value of equity and their exposure to rates. Out of that sample, only 6 banks, including PNC, gave you the actual quantitative information. And within that information there was no real assumptions given, so you couldn't compare one bank to another. Everybody said this is what it looks like, but if you couldn't compare one to another, it was effectively useless.

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          The debate that you don't hear a lot about is what approach should you choose with respect to managed - I'm sorry. Which approach should you choose? Managing to a constant value of equity - and I'll define that in a second - or managing to a predictable stable net interest income? In any quarter the ability to generate net interest income in the near term is much easier than maintaining those cash flows over time. We could effectively produce net interest income next year of any size that you would like. It would involve leveraging the balance sheet, and it would involve risk. Therefore it would affect - we might get next year's net interest income, but the year after that and the year after that becomes exposed.

          But we know that the street rewards predictable net interest income, and it would make sense to me if it was predictable through the life of the balance sheet. A bank's balance sheet is much longer than the one-year horizon when you are focusing on margin. If you have 30-year mortgages on your balance sheet it could be as long as 30 years. Considering the historically low interest rate environment that we've experienced, there are only two ways, as I said before, that you could expect your net interest income to grow here. You could have harvested your gains, or you could be leveraged - you could have harvested your gains already, borrowed from the future, or you could be leveraging your balance sheet through increased investments. Let me make clear at the start that PNC hasn't done either of these, yet the banking industry as a whole has increased its holdings in mortgage-backed securities by 20% for each of the last two years. You know, does this leverage demonstrate to you sustainable earnings growth? Or is it an interest rate bet? And I guess I would suggest that it's the latter.

          For today's discussion I'm going to define interest rates in the context of the forward curve. Clearly today the market expects interest rates to rise, we all talk about the risk of rising rates, but it's important to put that in context versus what the market has already priced in in the forward curve. Now here we've plotted the forward LIBOR curve and the forward three year swap curve, which is perhaps, at least for PNC, the most relevant point on the interest rate curve with respect to managing interest rate risk. Forward rates are rarely correct, they typically get the direction right, but they get the timing and the magnitude wrong. You know, I think everybody would safely bet that rates are going to rise some time over the next year and a half. How quickly and how far we don't know. And in this environment we can expect that there will be substantial volatility as we adjust to the new levels.

          Now as you can see on the chart, the three-year swap rate today is roughly 3%, and in two years' time the market expects that it would be nearly 5%. So if you were to buy a 3-year, fixed-rate instrument today, rates would have to rise faster than that forward curve for you to lose value in owning, a pretty simple statement but we kind of lose - we all talk about rising rates and the impact, we always need to think about what's already priced into the market before we get scared of that.

          Before I go to PNC specifically, I'm actually going to build a balance sheet of a generic bank and take you through the risk management of that. On this slide you can see the balance sheet of my sample bank. We made it as simple as we could. We've given you the book value, the market value, the average life and rate sensitivities of various line items. The price behavior

                                       4
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of the assets is pretty straightforward because they are either floating rate or fixed with contractual maturity, so pretty simple to price with respect to changes in rates. On the other hand, estimating the lives and price behavior of liabilities is far more complex.

          You know, in our sample bank we assume demand deposits have an average life of 3.8 years. Which, by the way, is similar to what we use at PNC. Having said that, I've seen some banks use average lives of demand deposits approaching 14 years. You know, I'll say outright that I don't know that either approach is necessarily correct or not. You know, estimating lives of your liabilities is an art form, it's not a science. And again I go back, what's most important from your standpoint is not necessarily to agree or disagree with our assumption versus someone else's, but rather you know what each of those assumptions are so you can compare one firm to another with respect to their interest rate position. And clearly the resulting change in the value of equity is highly dependent on the assumptions that we embed in our liabilities. Assets are pretty straightforward, particularly if they are bonds and floating rate loans. The liabilities are much more complex.

          The equity line that you see of $3.5 billion here is basically just the difference between the market value of assets and liabilities. And that's what, when you see in our disclosures, that's what we call the economic value of equity, or EVE. And when we talk about a change in EVE for parallel shifts up or down all we're really doing is remarking our assets and liabilities for a shock change in interest rates and subtracting one from the other to arrive the sensitivity value of equity.

          Now this is sort of a standard unhedged risk report for the sample bank. We've shown the value of assets and liabilities along with the economic value of equity against changes in interest rates. Not surprisingly as you see as rates rise the value of our liabilities increase to the bank. Deposits are worth more when rates are higher, pretty straightforward. In this case again we assume the 3.8-year average life for demand deposits, about a 3 1/2 year duration. We could have assumed, as some do, a 14-year average life, and a much longer duration. And had we done that, that value change would be as much as four times higher than the value you see here. To go back, when I say you need to be able to compare assumptions, if someone else is using 14 years and we're using 3 1/2, and we both have the same sensitivity to change in EVE, we have massively different balance sheets. You need to be able to compare one to the other and equalize the two if you want to compare and contrast banks.

          Asset values here obviously react directly the opposite, in a rising rate environment you lose value. The economic value of equity in the sample bank is the red line you see going across the chart. And it increases as rates rise because we assume that we have more fixed rate liabilities than assets, and that the liabilities have a longer life than the assets that we have on against it.

          Now this is a - not by design, but it's a fairly complicated slide and I want to take my time going through it. Using my sample bank if I wanted to produce a neutral strategy for value in terms of hedging or locking in my economic value of equity, one option would be to go out and buy a combination of U.S. agency debentures and derivatives, receive a fix on derivatives

                                       5
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that would shift the EVE to a flat profile with respect to changes in rates.
Remember, you saw the line going up at the angle, to shift that down to flat so there was no value change I could build a hedge of buying agencies and receiving on swaps. Unfortunately, the balance sheet is dynamic and deposits roll on and off all the time. Therefore, in reality what you'd end up doing is building a laddered hedge of securities and derivatives that would mature over time, as we've done here. And you sort of see the aggregate hedge on the fifth column over where it builds up through time, put on at different rates.

          When we established the hedge 7 years ago we would have purchased the $400 million of bonds each year. At the end of the 7 years we would begin replacing those maturing bonds with new ones at the then-current rate. The impact of this dynamic is illustrated on the right hand side of the slide, and the - we are calling it the benchmark yield, which is basically. I'm sorry, the impact of this dynamics on the - my text is wrong, I apologize.

          All we are saying here, the benchmark yield, which is the three-year swap yield, we are suggesting falls through time from T-6 to T. It's kind of what we saw here, if you go back through time our - the yield curve has basically fallen over the last 3 or 4 years. So assume that that's what happened. Now we are saying it just stays flat, rates aren't going to change, it's fallen and it's there and it's flat. What's happening to the average yield on the portfolio? This portfolio where I bought bonds, $400 million a year for 7 years, and now they are starting to mature? Well, it's simple, I'm now replacing the first bond that I bought, but at 6.50 yield, I'm replacing it down with a
3.50 yield. The average yield on my portfolio is dropping as I replace this laddered hedge, pretty straight math.

          Through time what happens is because it is a lagged effect, that's the red line over on the right, because of the lagged effect, I have a laddered portfolio I'm averaging my rates in. It takes a full 5 years - if I did nothing else, it would take 5 years to adjust to the new interest rate cycle here. Which means that even though people talk about rates going back up today or tomorrow, that effect has to offset this slide down the chart. Rates are at 3% today and they were 6 1/2 or 7 three years ago. They've got to get back 7 before you can replace that first maturing hedge at the same yield as you put it on. And that's why, as we said at the start here, our margin we would expect would continue to slide through 2004, absent an increase in leveraging the balance sheet, adding earning assets in loan form or security form.

          Now if we did this hedge, we utilized the laddered hedge you've just seen, it doesn't maintain a stable net interest margin. Remember the line on the right? It went down. But it did hedge the value of equity. If we put this on we'd shift the red line down to the horizontal line.

          Now I guess I want to be clear about something, in a perfect hypothetical, simple world we can do this laddered hedge. That isn't what happens because deposits don't roll on and off mechanically, and you never find the perfect, you know, 1 1/2 year security you want to buy. So it's virtually imperfect - impossible - to design the perfect hedge. However, I think that, you know, with new and enhanced modeling capabilities, both with respect to our asset side of the balance sheet, which is perhaps more developed, but also with the liability side we can get closer.

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          To me the simplest way to think about the equity account of a bank is a par bond. Remember, you hedge the equity value of the balance sheet as a constant margin can fluctuate as we've just seen. The equity value of the bank to me is the par bond. In a 6% environment, par bond yields 6%. In a 3% environment, a par bond yields 3%. They are both worth par, one yields 3% more than the other. The effect of the interest rate environment has caused margins to go down.

          Now in order to maintain net interest income, and I touched on this earlier, to support margin many banks have bought longer dated assets, which were typically mortgage-related for a lot of reasons. They are, you know, 20% BIS weighted, they are readily available, they are liquid. What's happened though is that this in turn has created an interest rate mismatch and a very large negative convexity position. Convexity being that as rates go up the lives of these mortgages extend, and you see that in sort of the upward, upside down U shape of the white line there. As I said before, in our peer group, we've seen an increase in mortgage-related assets of 20% a year for the last two years. And banks that pursued this strategy two years ago, put on the 30-year mortgages, were earning a higher yield at the time than the three-year swap yield. But these mortgages, particularly going back two years, prepaid very quickly. The average life of the Lehman Mortgage Index dropped from what is sort of a four-year life on average through time down to below one year. So what that meant was that if you were pursuing the mortgage trade you had to continually double-down your bet. Your 6 1/2% coupon current collateral 30 years became 6%, became 5 1/2, became 5 as everything prepaid. And the only way you could maintain your net interest income was to increase the size of your portfolio. You replaced your 6 1/2s with 6, you had to increase the size of your portfolio to keep the income the same.

          I had an investor over on the West Coast actually refer to this as the heroin trade. And his words not mine, but he basically said, you know, he said that, you know, it's addictive, it's getting worse, and it feels good for a while and then it kills you. And he's exactly right, and there's a lot of this going on in the industry.

          This slide compares the net interest income from the various scenarios to the function of changes in interest rates over time. It also shows us the changes in the economic value of equity. Now, in a rising rate scenario, and this is a scenario which is 200 basis points higher than the benchmark yield that we just had on the prior slide. First you'll notice that in the first year the unhedged spread revenues lower them both to hedged, and certainly lowered them to leveraged strategies because it's invested in LIBOR. And the other strategies benefit from a positively sloped yield curve, the three-year yields more than LIBOR. If you invest in 3-year your margin starts out higher. However, in a rising rate environment spread revenues, while they increased on each one of the examples, they increased most quickly in the unhedged environment because all of your assets are continually repricing. If you are in a three-month LIBOR every three months you are repricing up the curve as rates rise.

          And finally, while we've run these strategies out to five years, the leveraged strategy clearly had the highest net interest income in this example. And the reason is the 30-year mortgages will impact the income line beyond the five-year horizon we put on this slide. So part

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of the issue here gets back to this timeline of the life of the balance sheet.
You can see why it's addictive to add mortgages to your balance sheet if you put them on for the next period of years you will have higher net interest income than an unhedged strategy, or than a more conservative three-year strategy. The problem with that is you are going to have that same margin for 30 years, or for the average life of the mortgages as they extend.

          And you can see that in the far right column with the change in the economic value of equity. Clearly on the hedged strategy there's a zero change, and that was the purpose of the hedge. And as you'd also expect, on the unhedged, with the unhedged position it benefits because rates rise and you are making money. The leverage approach illustrates this negative convexity, or the mismatch of interest rates and shows the value destruction of a rise in rates against that book of mortgages. In a falling rate scenario they are lower under all three scenarios, yet the value preservation of the hedge strategy shows up again.

          We'll shift to PNC. Hopefully I've given enough building blocks, and I know I kind of jumped through a lot of stuff, but if you go back through time you'll see how we built up to the slide that shows PNC. Like the sample bank, PNC's unhedged value of equity is the red dashed line left to right, and it is similar to the sample bank. The assumptions regarding average asset and liability lives for PNC were very similar, not exactly the same. And I'll actually show you our assumptions in a second as we go through our specific disclosures.

          Now based on the investment strategy that we've pursued, PNC's value of equity today is exposed to rapid rise in rates beyond what the forward curve would suggest. So again going back, interest rates have to go higher than that front slide we opened with, the three-year swap and two year has to be higher than 5% for value to be destroyed. There's two principal reasons we hold the position we do today. First we believe that the curve today exaggerates the rise in rates in the near term from today's spot curve, and we've taken advantage of this opportunity by being in effect long to market. I'm much more comfortable with this position than the short end of the market, and you'll see that we have very short duration assets giving rise to this position in a second, than I would be getting the same interest rate risk by being leveraged in the long end of the market. Second, this approach does allow us to maintain a more predictable net interest income in the near term than if we ran the balance sheet neutral strategy. Like it or not, we are rewarded for a more stable net interest margin, and we recognize that.

          Now, if you recall, at the beginning of my talk, I indicated that our goal was to manage our balance sheet in order to maximize value for shareholders over time. Now while our current position produces a more predictable net interest income in the future, this is an important point. In the future, if we did not believe in the interest rate view that we have we would not hold that position simply in order to maintain margin.

          Now let me jump through the questions that we put up earlier as they relate to PNC. And I believe that the answers to these questions as I stated at the start will help you assess how changes in rates are going to impact PNC's value and net interest income over the long run not just in the near term, although you'll get the answer for the near term as well. Now if you applied interest rate shocks to the information I'm about to give you, you could create a graph similar to the one that we just reviewed. So all the detail in our securities portfolio, on our liabilities and everything else we are going to give you duration and amounts and maturities and all of the above. If you basically shocked interest rates against those positions you could recreate that chart that we had up here.

          The first thing is what's the value - what is the value of PNC's balance sheet? How is the value of PNC's balance sheet exposed to rising rates? And we saw that, because after we had put our hedges on the value decreased, and a rate rise beyond the forward curve. Right? You saw that in a 200 basis point beyond the forward curve. So if the three-year swap didn't just get to 5% but got to 7% we would have the negative economic value that you saw on the chart. And as I already told you, we are comfortable with that position and I suggested why.

          What's the composition of the bond and the swap portfolio? And this is the thing that you ought to be able to clearly differentiate amongst banks by, with good disclosure on what people hold in their securities and their whole loan portfolio you should be able to get a good feel for how to compare income streams through time. At PNC the bond portfolio is fairly evenly split between short duration residential mortgaged-backed securities, as you can see, and other fixed rate securities that possess little or no risk of extension or shortening. Further, we've added a swap portfolio short duration swaps, and we use these as hedges against the commercial loans, and longer duration swaps which we hold against our fixed-rate long-term liabilities, wholesale liabilities. As you can see, with duration of 2.7 this portfolio has minimal or not much price risk. It behaves like a three-year security.

          This is perhaps the biggest unknown in the industry today. I don't know how to answer this question for other people, I can't get it out of disclosure, so you kind of only hear it anecdotally as to who holds what. And this is what PNC has. To the extent that you own mortgages, what are they? For background information, just as an aside, we get this question occasionally on earnings call. We think of our mortgage risk both in whole loan forms, or home equity loans, residential mortgages that are whole loans and are mortgage-backed securities as sort of one line item. I recognize they show up different on the balance sheet but the risk is the same and we treat them the same. So if you look quarter to quarter and see a change in one line item versus another, one goes down and one goes up, it simply should tell you that we saw value in whole loans versus securities and you shouldn't get too hung-up on the fact that the securities portfolio grew, or vice-versa.

          As you can see on our mortgage-backed book it consists of assets that are mostly in the form of short duration, early cash flow CMOs and hybrid ARMs, which is primarily 5/1 collateral. In addition, we have approximately 6 billion of installment home equity loans, but in the aggregate 40% of these loans are basically first mortgages and they behave a lot like a 15-year mortgage security. Subsequent to the third quarter, the 15-year pass-throughs that are shown on this slide we actually sold, so we no longer have those. And finally, the 30-year position in here, which is $400 million, is CRA-related and is something that we do for our clients and our franchises opposed to purposely like that asset in terms of interest rate risk.

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

          Again, if you drill down into our balance sheet on the securities you can see that we have minimal extension or prepay risk, minimal convexity, which is why when you saw the chart on PNC's position we didn't have the big upside down U that you saw in the sample bank. We had more of a straight line that was exposed to rising rates.

          Finally, and this is the thing that is more of an art form than a science, but what are the assumptions with respect to the lives and the price behavior of the deposit base? Here you can see the assumption through the duration of PNC's deposits. And the duration of our core are what we consider our recurring, non-interest bearing demand deposits is 3.6. And it's very similar to what you saw in the sample bank. And as I said earlier, it's an assumption that can - this particular assumption can vary tremendously bank to bank. And I'm not going to begin to argue which one's right. You know, you make your own choice on what the lives of deposits are. But if you have the information you ought to be able to compare PNC to other people.

          I guess just to end and then happy to take questions. Hopefully I've answered more questions here than I've created. At the same time, I hope that I provided insights into how PNC manages interest rate risk that tries to maximize value through time. And if nothing else, I know that we've given you enough information to make your own evaluation of our balance sheet position and what our margin is going to do in the future with respect to interest rates. And with that, I thank you and I'd be delighted to take questions on this or anything else.

          QUESTION: [inaudible] since you think the forward yield curve is excessive, how come you wouldn't get more of a benefit if the actual rate lagged the forward - don't rise as much as the forward yield curve is forecasting?

          BILL DEMCHAK, PNC: Effectively where we are today if you look at our position is we're saying that versus our economic value of equity we have more exposure, we are invested longer in the market than would be suggested by our existing liability stream. That, in and of itself, just dictates a known margin. If we froze the balance sheet the margin is mathematically programmable through margin through time. I think your question is if we believe that, why don't we believe it more and buy more and leverage the balance sheet? Sorry?

          QUESTION: Well, I don't know if it's leverage the balance sheet, but as you say put more of a bet on your belief.

          BILL DEMCHAK, PNC: Yeah, I think - I get back to one of my opening comments. By the way, we may leverage the balance sheet more, this is our position today, and our position changes through time, and we'll disclose that as well. Having said that, you used the word, it's a bet. Do you want to pay me to make a bet for you? If you like my view on rates, go buy the two-year note. You know, we'll take it to an extent, but it's I would suggest that you are better able to make that investment yourself and that you shouldn't pay us as shareholders for taking a firm-betting view on interest rates. You know, I think that's going on in the industry. I think it's part of the job, but I think you need to do it within a size that protects the long-term franchise value of the firm.

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

          QUESTION: And could you expand a little bit on the way you are using leverage because - the phrase leveraging the balance sheet? And what I have in mind there is that, you know, bank capital grows - pick a number, 5 to 10% a year, so just keeping your capital ratios flat implies growth in your overall balance sheet, presumably including your securities portfolio. So how does that fit into this picture?

          BILL DEMCHAK, PNC: I'm using "leveraging the balance sheet" as basically in saying that we are long to market versus the economic value of equity. So it's in a different context than suggesting that we're simply leveraging our capital ratios, because we could, for example, increase our exposure to interest rates simply by receiving on swaps. It's the exact same economic effect, but it doesn't change the size of the balance sheet. So leverage to me is basically borrowing short, investing long and increasing exposure to interest rates.

          QUESTION: Wouldn't you then have natural growth in net interest revenue just because capital is growing if you just did nothing? Wouldn't net interest revenue just grow naturally because of that?

          BILL DEMCHAK, PNC: Exactly right. If the market value - what you are referring to is if the market value of equity grew simply because we had earnings, which it would, if you reinvested that, then the proxy three year margin would increase. You are right. And net interest income - sorry, I used the two interchangeably and I shouldn't, particularly after FIN 46, I just focus on the dollars at the bottom of the income statement.

          QUESTION: While you are trying to hedge your 3.8-year position, the guy who is using 14 years is trying to steal all your deposits. And I'm just wondering, based on the latest FDIC data how you felt you did last year in terms of defending your market share?

          BILL DEMCHAK, PNC: Outright deposit market share, inclusive of CDs and basically wholesale deposits, you know, we're flat to, you know, up by a small amount in some places, down in others. We are up a large amount particularly in numbers of households in the DDA deposits, which we think are the core client relationships we want to earn. They are clearly the most valuable deposits because you are not paying any interest on them. But importantly, they are also the relationships that, you know, are sort of a sticky relationship. You get other fee income, you cross-sell products, and we've been stealing share across every one of our markets and growing clients in every one of our markets in that area, so we feel pretty good about it.

          You are dead right, though, the person who is using wholesale funds - there's a bank down the street from us who was paying 2% on a 6-month CD. You can't make money on that unless you put an interest rate bet on. And it's a bet. You know, in the meantime we're growing clients and we're pretty happy with that position.

          QUESTION: What other leverage do you see for revenue growth going forward, aside from managing interest rate risk?

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

          BILL DEMCHAK, PNC: Yeah, you know, we'll stick to margin for a second. I didn't talk about loan growth, but clearly, you know, if the economy continues along its current path we will see loan growth at some point. Now there's a lot of excess capacity that people need to burn through, and there's a lot of cash available to corporations, but if loan growth comes back we are well positioned for that. We've been adding clients. Today our commitment utilization is as low as it's ever been, in the low 40s. So if that comes back there is huge operating leverage in our wholesale sector.

          The other market sensitive businesses continue to do well. PFPC and Advisors and BlackRock, you know, benefiting from for different reasons the activity that's going on in the capital markets and the rise in the stock market. You know, the retail bank and I guess across the whole space, we are adding clients in virtually every one of our businesses, you know, that are giving rise to growth in fee income which you see today, and again if loan demand comes back it'll give a huge rise in operating leverage through loan growth. And that will be, back to your point, Ron, leveraging the balance sheet. We get loan growth, we'll use the capital from the loan growth and net interest income will grow along with it. Any other questions?

          QUESTION: One follow-up. Along those lines, will we be able to have a better gauge of how the retail bank's net interest income is performing going forward?

          BILL DEMCHAK, PNC: Yeah, that's a very good question. We've done ourselves and you a disservice in the way that we currently segment and report our businesses in the sense that within the retail bank, Rodrigo, as you know, we basically apportion security gains and balance sheet activities down to the different line segments so you can't really track our client flows and fees and so forth. Going forward, probably not necessarily, but probably in the first quarter of next year we are going to try to isolate the A&L activities of the bank away from the other businesses so you will be able to see real - basically the activity in the retail bank that they can control, which I think is the most important thing for you.

          QUESTION: Right. Would we be able to see the corporate or the parent company at the same time so that we, we sort of get a consolidated picture, or consolidating sort of picture?

          BILL DEMCHAK, PNC: Yes. We will definitely pull it all together, but the idea, if you think about the segments we show today and RCB, Wholesale, Advisors and then Black Rock and PFPC, we're going to add one, which is going to be A&L and we are going to pull the activities of A&L out of those other businesses. So you know, if we don't get the interest rate bet right, then you'll see that it shows up in A&L and everyone can scream at me because we didn't get the interest rate bet right. But if we're adding clients like crazy in the retail bank, which we are doing, you should feel good about that because the client activity is great. And you know, I would argue that that has a higher, longer-term value consequence for the firm than the two-year interest rate position. Yes?

          QUESTION: I just want you - if you could clarify, it sounds like you are saying, you know, you respect the yield curve, you respect the market, and you don't really think we should pay you for making bets on interest rates, yet you are, as you say, making a bit of a bet. Not a

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

huge bet, but a bit of a bet, so why not default to not making a bet? You know, flat line, that you are not in a position, which I think you actually made the point I think earlier that even the best traders are [inaudible] a little bit better than 50%. I might argue that maybe that's not even true.

          BILL DEMCHAK, PNC: That's the thousand-dollar question. A couple of reasons. The first one is that we are in the business, because it comes in from clients, of having interest rate risk. So in effect you are always going to have some kind of bet on, because to hedge everything perfectly costs too much money. The second thing is, rightly or wrongly, we are rewarded for more stable and higher short-term net interest income. Now I'm okay with that today because I do believe that rates are higher, so we do have a small bet on. If we thought that rates were going to go much faster than the forward curve, then we'd take that bet off and perhaps even reverse it, causing our margin in the short term to be substantially lower. And you tell me how you would react to that? Right, all I've done is make a trading decision, there is no value inherent in that trading decision, but the strong suspicion in the way you see people - stocks behave - is that you'd be penalized for that. Which is exactly why everyone keeps on levering on more mortgages.

          QUESTION: Can you back that up empirically or is that, you know, an anecdotal or your gut feeling - that that's how you are rewarded?

          BILL DEMCHAK, PNC: A bit of both, but I'll admit to being - I'll admit to it being more of a gut feel than anything else. People want to know what my margin is next quarter. That isn't a value question to me.

          MODERATOR: Okay, thank you very much, Bill.

          BILL DEMCHAK, PNC: Thank you.

          MODERATOR: You've certainly given us a lot to think about.


                                   * * * * * *

          The PNC Financial Services Group, Inc. and United National Bancorp have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus and any other documents filed with the SEC in connection with the merger or incorporated by reference in the proxy statement/prospectus, because they contain important information. Investors will be able to obtain these documents free of charge at the SEC web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Services at (800) 982-7652. Documents filed with the SEC by United National Bancorp will be available free of charge from Shareholder Relations at
(908) 429-2406.

          The directors, executive officers, and certain other members of management of United National Bancorp may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to United National Bancorp's most recent annual meeting proxy statement, which is available on United National Bancorp's website (www.unitedtrust.com) and at the web site address and telephone numbers provided in the preceding paragraph.

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